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                                                                  EXHIBIT (c) 99

SIZELER PROPERTY INVESTORS,INC.
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            [LOGO OF SIZELER PROPERTY INVESTORS,INC. APPEARS HERE]

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For additional information, contact:
Thomas A. Masilla, Jr.
Vice Chairman and President
504/471-6200

(BW) (SIZELER-PROPERTY) (SIZ) Sizeler Property Investors, Inc. Declares Dividend

        Business Editors

        NEW ORLEANS--(BUSINESS WIRE)--Aug. 6, 1998-- Sizeler Property Investors, Inc. (NYSE:SIZ), an equity real estate investment trust (REIT), which invests in retail center and apartment properties in the southern United States, announced today that its Board of Directors has declared a $0.22 per share dividend, payable on September 3, 1998, to shareholders of record on August 27, 1998.

        The Board of Directors today also adopted a replacement shareholder rights plan for the original shareholder rights plan in effect since May 19, 1989, declaring a distribution of one preferred stock purchase right for each outstanding share of common stock of the Company, $0.01 par value. The rights will be distributed to shareholders of record at the close of business on August 27, 1998. Separate rights certificates will not be issued upon the adoption of the plan. Initially, the existing common stock certificates will also represent the preferred stock purchase rights.

        The replacement rights plan is intended to assure that, in the event that a proposal was presented which contemplated a sale of the Company, the Board of Directors would have adequate opportunity to evaluate such a proposal and to make decisions which it deemed to be in the best interests of the shareholders and protective of their investment value. The Board of Directors is not now aware of any such proposal.

        In connection with the adoption of the replacement rights plan, the Board of Directors today also approved and ordered the redemption of the rights outstanding under the original shareholder rights plan adopted in 1989. Holders of record of the Company's common stock at the close of business on August 27, 1998, will receive $0.01 for each right being redeemed. The redemption payment will be paid with the regular quarterly dividend payable on September 3, 1998.

        Sizeler Property Investors, Inc. owns 29 properties, consisting of three enclosed regional shopping malls, two power shopping centers, eleven community shopping centers, and thirteen apartment communities. The properties are located in Alabama (4), Florida (9), Louisiana (15), and Texas (1). Total leasable area of the retail centers is approximately 2.7 million s.f., and the apartment properties consist of approximately 3,200 units.

        Sizeler Property Investors, Inc.'s common stock (SIZ) and convertible subordinated debentures, due 2003 (SIZ 03), are traded on the New York Stock Exchange (NYSE).


      2542 WILLIAMS BOULEVARD . KENNER, LOUISIANA 70062 . (504) 471-6200